Exhibit 99.1

February 6, 2012

To:	Alberta Securities Commission	Securities Commission of Newfoundland and Labrador
	British Columbia Securities Commission	Nova Scotia Securities Commission
	Saskatchewan Financial Services Commission, Securities Division	Prince Edward Island Securities Office Registrar of Securities, Northwest Territories
	The Manitoba Securities Commission	Registrar of Securities, Nunavut
	Ontario Securities Commission	Registrar of Securities, Yukon
Autorité des marchés financiers
New Brunswick Securities Commission

cc:	Toronto Stock Exchange (via SEDAR) New York Stock Exchange, Inc. (via email) The Canadian Depository for Securities Ltd. (via Transfer Agent)

Re:	Encana Corporation Notice of Annual Meeting of Shareholders and Notice of Record Date

We advise the following with respect to the upcoming Annual Meeting of Shareholders of Encana Corporation:

1. Meeting Type	Annual
2. Securities Entitled to Receive Notice of & Vote at the Meeting	Common Shares
3. CUSIP Number	292505 104
4. ISIN Number	CA292505 104 7
5. Record Date for Notice & Voting	March 6, 2012
6. Beneficial Ownership Determination Date	March 6, 2012
7. Meeting Date	April 25, 2012
8. Meeting Location	Calgary, Alberta

Per:	“Jeffrey G. Paulson”
Jeffrey G. Paulson, Corporate Secretary

Encana Corporation 1800, 855 – 2 Street SW PO Box 2850 Calgary, Alberta Canada T2P 2S5 t 403.645.2000 f 403.645.3400 www.encana.com